UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA hereby communicates relevant information relating to the free-of-charge capital increase resolved by the General Meeting of BBVA shareholders held on 14th March 2014, under agenda item four, section 4.1, by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information note related to the Dividend Option.

Madrid, 14th March 2014

INFORMATION NOTE

The General Meeting of BBVA shareholders held on 14th March 2014, under agenda item four, section 4.1, approved a free-of-charge capital increase for the instrumentation of the system of shareholder remuneration called “Dividend Option”, which permits shareholders to elect to receive the amount corresponding to the traditional complementary dividend in BBVA shares or, at their election, in cash.

The execution of such free-of-charge capital increase will be proposed for consideration by BBVA’s Board of Directors at its 26th March 2014 meeting, with the effect that the Dividend Option could be implemented during April, generally coinciding with the typical dates of payment of the complementary dividend.

If BBVA’s Board of Directors approves the execution of such free-of-charge capital increase, it is expected to be executed in accordance with the following timetable:1

•	26th March 2014: Communication of the number of rights necessary to receive one new share, and the definitive price at which BBVA has committed to purchase rights.

•	28th March 2014 (23:59 Madrid time): Record date for allocation of rights.

•	31st March 2014: Rights trading period begins in Spain.

•	9th April 2014: Deadline for requesting payment in cash (sale of rights to BBVA).

•	14th April 2014: Rights trading period ends.

•	17th April 2014: Payment date to shareholders who have requested payout in cash (sale of rights to BBVA).

•	24th April 2014: New shares allocated to shareholders.

•	25th April 2014: Initiation of ordinary trading of the new shares on the Spanish exchanges[2], subject to obtaining all necessary authorisations.

Finally, it is estimated that, assuming BBVA’s Board of Directors approves the execution of such free-of-charge capital increase, the approximate purchase price at which BBVA will purchase rights, in accordance with the formula approved by the General Meeting of BBVA shareholders, will be around 0.17 euros per right.

Madrid, 14th March 2014

[1]	This schedule is tentative and will depend on approval from BBVA’s Board of Directors. Further, the relevant items may vary on the overseas exchanges where BBVA shares or ADRs are traded.
[2]	Listing will also be requested on the overseas exchanges on which BBVA shares or ADRs are traded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 14, 2014	By: /s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director